UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Non-Reliance on Previously Issued Financial Statements

In connection with the preparation of Captivision Inc.’s (the “Company”) Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”), management of the Company preliminarily identified material misstatements in previously issued financial statements. These misstatements relate to, among other things, (i) the classification of certain expenses and (ii) revenue recognition policies.

As a result, on April 15, 2025, the Company, in consultation with the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), concluded that the following financial statements (collectively, the “Prior Financial Statements”), should no longer be relied upon:

(i)
the audited consolidated financial statements for the years ended December 31, 2023 and 2022, as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 30, 2024;
(ii)
the audited consolidated financial statements of Captivision Korea for the year ended December 31, 2021, as included in the Company’s proxy statement/prospectus filed on September 13, 2023; and
(iii)
the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024, included in the Company’s Form 6-K filed on October 4, 2024.

The Company is still evaluating its previously issued financial statements and further adjustments may be required upon the completion of the Company’s analysis.

The Company does not plan to amend its previously filed Annual Report on Form 20-F or the Form 6-K filed on October 4, 2024. Instead, it will include restated financial statements in the 2024 Form 20-F. The Company is working diligently to complete its analysis and the preparation of the restated financial statements, and will file the 2024 Form 20-F as soon as practicable. Investors and others should rely on the updated financial information and related disclosures to be included in the 2024 Form 20-F. However, the Company expects that the need to restate financial statements will impact its ability to file the 2024 Form 20-F in a timely manner.

As a result of the identified misstatements, the Company is continuing to assess its disclosure controls and procedures and internal control over financial reporting. The Company expects to report one or more material weaknesses in internal control over financial reporting in the 2024 Form 20-F, which will also include the Company’s remediation plan.

The Audit Committee and the Company’s management have discussed the matters disclosed in this Form 6-K with UHY LLP, the Company’s independent registered public accounting firm.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies, or expectations for the Company’s respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Form 6-K, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for the Company’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of the Company to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of the Company to execute its international expansion strategy; (7) the ability of the Company to protect its intellectual property rights; (8) the profitability of the Company’s larger projects, which are subject to protracted sales cycles; (9) whether the raw materials, components, finished goods, and services used by the Company to manufacture its products will continue to be available and will not be subject to significant price increases; (10) the IT, vertical real estate, and large format wallscape modified regulatory restrictions or building codes; (11) the ability of the Company’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (12) the future financial performance of the Company; (13) the emergence of new technologies and the response of the Company’s customer base to those technologies; (14) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees, or directors; (15) the ability of the Company to comply with laws and regulations applicable to its business; and (16) other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this Form 6-K and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers, and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: April 15, 2025